UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated January 3, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: January 3, 2019	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Expands and Strengthens Leadership Team

Key medical, manufacturing and regulatory leadership changes announced ahead of anticipated Viaskin Peanut BLA resubmission

Dr. Hugh Sampson to assume role of interim Chief Medical Officer

Company engages manufacturing and operations industry leader Julie O’Neill

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced the following changes to its leadership team as the Company strengthens its organizational competencies in the development of the Viaskin platform:

•

DBV’s Chief Scientific Officer (CSO), Dr. Hugh Sampson, will also assume the role of interim Chief Medical Officer (CMO) effective today. Dr. Sampson succeeds Dr. Lucia Septien-Velez, who has decided to leave to pursue other opportunities. As CSO and interim CMO, Dr. Sampson will lead both the scientific and medical teams at the Company and will report to Daniel Tassé, Chief Executive Officer of DBV Technologies. Dr. Sampson is an accomplished leader and physician, and his research and scientific advancements have had a significant influence in the field of food allergies and immunology over the last 40 years.

•

Following recent interactions with the U.S. Food and Drug Administration (FDA), global manufacturing industry leader, Julie O’Neill, has been engaged effective immediately to direct all product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company. She brings over 30 years of experience in global manufacturing to DBV, where she will directly advise Daniel Tassé. Julie, who was appointed to DBV’s Board of Directors in 2017, will continue serving as a director, while overseeing the anticipated resubmission of the Viaskin Peanut Biologics License Application

(BLA) in children four to 11 years of age. Most recently, Julie was Executive Vice President, Global Operations for Alexion Pharmaceuticals Inc.

•

As part of these operational changes announced today, Alan Kerr, Senior Vice President, Head of Global Regulatory Affairs of DBV Technologies, will now report to the Company’s CEO, Daniel Tassé, effective immediately.

Daniel Tassé, CEO, stated: “These operational changes mark an important transition for DBV as we continue to evolve from late-stage research and development into a potentially commercial-stage company. We believe Hugh and Julie bring a critical set of skills that will strengthen our ability to deliver innovative Viaskin product candidates to patients and families worldwide. They will work closely with our regulatory team to potentially bring Viaskin Peanut to children suffering from peanut allergy as quickly as possible.” Daniel added, “Hugh is one of the leading voices in the field of food allergies and immunology, and we are thrilled to have him at the helm of our scientific and medical strategy for the Viaskin platform. And we are thrilled to welcome Julie, who is an accomplished leader with a proven record of success in manufacturing excellence for over three decades, overseeing several FDA biological approvals. Hugh and Julie’s expertise, coupled with their unwavering commitment to serving patients, make them right leaders to drive our anticipated upcoming resubmission of the BLA for Viaskin Peanut.”

Dr. Hugh Sampson

Effective today, Dr. Sampson will lead both scientific and medical efforts at the Company. In collaboration with the Company’s regulatory experts, Dr. Sampson will also support regulatory submissions for Viaskin Peanut, while continuing to drive scientific innovation of the Company’s proprietary technology platform, Viaskin. DBV has launched a search for a permanent CMO based in the United States.

“We are very thankful for Lucia’s commitment over the years, and I am excited to lead DBV through this exciting phase as we prepare to resubmit our BLA for Viaskin Peanut,” said Dr. Hugh Sampson. “From the moment I joined DBV as CSO, I have been excited about our platform’s potential to offer novel product candidates that could have a meaningful impact across the lives of millions of patients. I am looking forward to working with a team of passionate scientific and medical experts worldwide, who are deeply committed to helping patients with unmet medical needs.”

Dr. Sampson was appointed CSO of DBV Technologies in June 2015 and is a member of the Company’s Executive Committee and Scientific Advisory Board. He is also the Kurt Hirschhorn Professor of Pediatrics at the Icahn School of Medicine at Mount Sinai and Director Emeritus of the Jaffe Food Allergy Institute. Dr. Sampson continues to direct NIH-funded translational research activities and is past chair of the Section on Allergy & Immunology of the American Academy of Pediatrics and the past-president of the American Academy of Allergy, Asthma and Immunology (AAAAI). He has published over 300 peer-reviewed articles in the field of food allergies and immunology. Dr. Sampson earned his medical degree from the State University of New York at Buffalo School of Medicine and completed his fellowship in allergy and immunology at Duke University.

Julie O’Neill

Julie brings over 30 years of experience to DBV, where she will direct all global manufacturing operations. From 2014 to 2018, Julie was Executive Vice President, Global Operations for Alexion Pharmaceuticals Inc, responsible for global process development and manufacturing, as well as for the Company’s supply chain, quality and real estate operations. Before joining Alexion, she was Vice President of Operations and General Manager for Ireland at Gilead Sciences, Inc. Earlier in her career, Julie held leadership positions in operations, manufacturing and quality functions within the pharmaceutical industry.

“The Viaskin platform is a fascinating technology with a novel approach to process innovation, and I am excited to be part of the pioneering team behind its advancement for biopharmaceutical production,” said Julie O’Neill. “My time on DBV’s Board has reinforced my excitement about Viaskin Peanut as a potential treatment for peanut-allergic patients, and I am looking forward to leading the team through the resubmission of our BLA package to the FDA as quickly as possible.”

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and Montrouge, France, October 22, 2018 preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of the Company’s Viaskin platform, Company’s regulatory plans regarding Viaskin Peanut and the anticipated benefits to be derived from the management changes announced herein. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with related regulatory reviews and approvals and clinical trials, as well as those associated with attracting and retaining key personnel. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com